Consolidated Statements of Income – unaudited

	Three months ended March 31
In millions, except per share data	2022	2021
Revenues (Note 4)	$3,708	$3,535
Operating expenses
Labor and fringe benefits	753	785
Purchased services and material	538	549
Fuel	525	364
Depreciation and amortization	420	404
Equipment rents	95	89
Casualty and other	150	154
Recovery of loss on assets held for sale (Note 5)	—	(137)
Total operating expenses	2,481	2,208
Operating income	1,227	1,327
Interest expense	(126)	(130)
Other components of net periodic benefit income (Note 6) (1)	125	99
Other loss	(14)	(2)
Income before income taxes (1)	1,212	1,294
Income tax expense (1)	(294)	(318)
Net income (1)	$918	$976
Earnings per share (Note 7)
Basic	$1.31	$1.37
Diluted	$1.31	$1.37
Weighted-average number of shares (Note 7)
Basic	698.4	711.0
Diluted	700.2	712.8
Dividends declared per share	$0.7325	$0.6150
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended March 31
In millions	2022	2021
Net income (1)	$918	$976
Other comprehensive income (loss) (Note 11)
Net loss on foreign currency translation	(55)	(57)
Net change in pension and other postretirement benefit plans (Note 6) (1)	40	73
Other comprehensive income (loss) before income taxes (1)	(15)	16
Income tax expense	(24)	(33)
Other comprehensive loss (1)	(39)	(17)
Comprehensive income (1)	$879	$959
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.
10 CN | 2022 Quarterly Review – First Quarter

Consolidated Balance Sheets – unaudited

	March 31	December 31
In millions	2022	2021
Assets
Current assets
Cash and cash equivalents	$490	$838
Restricted cash and cash equivalents (Note 8)	555	503
Accounts receivable	1,318	1,074
Material and supplies	660	589
Other current assets (Note 9)	216	422
Total current assets	3,239	3,426

Properties	40,944	41,178
Operating lease right-of-use assets	443	445
Pension asset	3,199	3,050
Intangible assets, goodwill and other	411	439
Total assets	$48,236	$48,538
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,344	$2,612
Current portion of long-term debt	1,504	508
Total current liabilities	3,848	3,120

Deferred income taxes	9,278	9,303
Other liabilities and deferred credits	418	427
Pension and other postretirement benefits	639	645
Long-term debt	11,879	11,977
Operating lease liabilities	322	322
Shareholders' equity
Common shares	3,695	3,704
Common shares in Share Trusts (Note 8)	(88)	(103)
Additional paid-in capital	382	397
Accumulated other comprehensive loss (Note 11) (1)	(2,280)	(2,241)
Retained earnings (1)	20,143	20,987
Total shareholders' equity	21,852	22,744
Total liabilities and shareholders' equity	$48,236	$48,538
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2022 Quarterly Review – First Quarter 11

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2021 (1)	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
Net income							918	918
Stock options exercised	0.4		34		(5)			29
Settlement of equity settled awards	0.2	(0.2)		21	(41)		(3)	(23)
Stock-based compensation expense and other					31			31
Repurchase of common shares (Note 8)	(8.2)		(43)				(1,250)	(1,293)
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive loss (Note 11)						(39)		(39)
Dividends							(509)	(509)
Balance at March 31, 2022	693.3	0.9	$3,695	$(88)	$382	$(2,280)	$20,143	$21,852

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2020 (1)	710.3	1.3	$3,698	$(115)	$379	$(3,711)	$19,400	$19,651
Net income (1)							976	976
Stock options exercised	0.2		23		(3)			20
Settlement of equity settled awards	0.3	(0.3)		26	(33)		(20)	(27)
Stock-based compensation expense and other					25		—	25
Repurchase of common shares (Note 8)	(2.1)		(11)				(280)	(291)
Share purchases by Share Trusts	—	—		(7)				(7)
Other comprehensive loss (Note 11) (1)						(17)		(17)
Dividends							(436)	(436)
Balance at March 31, 2021 (1)	708.7	1.0	$3,710	$(96)	$368	$(3,728)	$19,640	$19,894
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2022 Quarterly Review – First Quarter

Consolidated Statements of Cash Flows – unaudited

	Three months ended March 31
In millions	2022	2021
Operating activities
Net income (1)	$918	$976
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	420	404
Pension income and funding (1)	(112)	(112)
Deferred income taxes (1)	(12)	152
Recovery of loss on assets held for sale (Note 5)	—	(137)
Changes in operating assets and liabilities:
Accounts receivable	(255)	(129)
Material and supplies	(67)	(49)
Accounts payable and other	(369)	(212)
Other current assets	(43)	1
Other operating activities, net	90	58
Net cash provided by operating activities	570	952
Investing activities
Property additions	(379)	(412)
Proceeds from assets held for sale (Note 5)	273	—
Other investing activities, net	5	(1)
Net cash used in investing activities	(101)	(413)
Financing activities
Issuance of debt (Note 8)	—	389
Repayment of debt	(17)	(258)
Change in commercial paper, net (Note 8)	1,020	13
Settlement of foreign exchange forward contracts on debt	(1)	(9)
Issuance of common shares for stock options exercised	29	20
Withholding taxes remitted on the net settlement of equity settled awards (Note 10)	(23)	(27)
Repurchase of common shares (Note 8)	(1,258)	(277)
Purchase of common shares by Share Trusts	(6)	(7)
Dividends paid	(509)	(436)
Net cash used in financing activities	(765)	(592)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	(296)	(53)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	1,341	1,100
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,045	$1,047
Cash and cash equivalents, end of period	$490	$518
Restricted cash and cash equivalents, end of period	555	529
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,045	$1,047
Supplemental cash flow information
Interest paid	$(171)	$(174)
Income taxes paid	$(320)	$(188)
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2022 Quarterly Review – First Quarter 13

Notes to Unaudited Consolidated Financial Statements
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2021 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Change in accounting policy, and should be read in conjunction with such statements and Notes thereto.

2 – Change in accounting policy

Change in accounting policy for determining net periodic pension cost (income)

Effective January 1, 2022, CN elected to change its accounting methodology for determining the market-related value of assets for the Company’s defined benefit pension plans. The new accounting method changes the calculation of market-related value of pension plan assets used to determine net periodic benefit cost but has no impact on the annual funded status of the plans. The Company's previous methodology calculated market-related value for pensions whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments were recognized over a period of five years. The Company's new methodology will apply a corridor approach so that the market-related value does not result in a value that deviates excessively from its fair value. Specifically, the market-related value will not exceed 110% or be less than 90% of the fair value. This change establishes a corridor approach whereby the amount causing the market-related value to be outside of the 10% corridor will be recognized immediately in the market-related value of assets and will not be subject to the five year period of recognition. There is no change in the recognition approach for investment income.
CN considers the use of a calculated value with a corridor approach preferable to the previous calculated value approach as it results in a more current reflection of impacts of changes in value of these plan assets in the determination of net periodic benefit cost. The new accounting method to calculate the market-related value for pensions also aligns with the prevailing guidance issued by the Office of the Superintendent of Financial Institutions (OSFI) for the preparation of actuarial valuations for funding purposes for all registered Canadian defined benefit pension plans, whereby the Company intends to adopt and apply the updated OSFI guidance starting with the December 31, 2021 funding valuations that will be filed during the second quarter of 2022.
The change in accounting method was applied retrospectively to all periods presented within CN’s financial statements. The change did not impact Operating income or Net cash provided by operating activities but did impact the previously reported portion of Other components of net periodic benefit cost (income) for defined benefit pension plans along with related consolidated income items such as Net income and Earnings per share. Other impacts included related changes to previously reported consolidated Other comprehensive income (loss), Retained earnings, Accumulated other comprehensive income (loss), and associated line items within the determination of Net cash provided (used) by operating activities.

14 CN | 2022 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
The election of this change impacted previously reported amounts included herein as indicated in the tables below:

Consolidated Statement of Income

	Three months ended March 31, 2021
In millions, except per share data	Under prior method	As adjusted
Other components of net periodic benefit income	$96	$99

Income before income taxes	$1,291	$1,294
Income tax expense	(317)	(318)
Net income	$974	$976

Earnings per share:
Basic	$1.37	$1.37
Diluted	$1.37	$1.37

	Year ended December 31, 2021		Year ended December 31, 2020
In millions, except per share data	Under prior method	As adjusted	Under prior method	As adjusted
Net income	$4,892	$4,899	$3,562	$3,545
Basic earnings per share	$6.90	$6.91	$5.01	$4.98
Diluted earnings per share	$6.89	$6.90	$5.00	$4.97

Consolidated Statement of Other Comprehensive Income

	Three months ended March 31, 2021
In millions	Under prior method	As adjusted
Net income	$974	$976
Net change in pension and other postretirement benefit plans	$72	$73

Other comprehensive income before income taxes	$15	$16
Income tax expense	(33)	(33)
Other comprehensive loss	$(18)	$(17)

Comprehensive income	$956	$959

Consolidated Balance Sheet

	As at December 31, 2021
In millions	Under prior method	As adjusted
Accumulated other comprehensive loss	$(1,995)	$(2,241)
Retained earnings	$20,741	$20,987
Total shareholders' equity	$22,744	$22,744

CN | 2022 Quarterly Review – First Quarter 15

Notes to Unaudited Consolidated Financial Statements
Consolidated Statements of Changes in Shareholders' Equity

	Under prior method			As adjusted
In millions	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2020 (1)	$(3,472)	$19,161	$19,651	$(3,711)	$19,400	$19,651
Net income		4,892	4,892		4,899	4,899
Other comprehensive income	1,477		1,477	1,470		1,470
Balance at December 31, 2021	$(1,995)	$20,741	$22,744	$(2,241)	$20,987	$22,744

Balance at December 31, 2020 (1)	$(3,472)	$19,161	$19,651	$(3,711)	$19,400	$19,651
Net income		974	974		976	976
Other comprehensive loss	(18)		(18)	(17)		(17)
Balance at March 31, 2021	$(3,490)	$19,399	$19,891	$(3,728)	$19,640	$19,894
(1)The cumulative adjustment as of December 31, 2020, the beginning of the earliest period presented in the consolidated financial statements included herein, was a $239 million increase to each of Retained earnings and Accumulated other comprehensive loss.

Consolidated Statement of Cash Flows

	Three months ended March 31, 2021
In millions	Under prior method	As adjusted
Net income	$974	$976
Pension income and funding	$(109)	$(112)
Deferred income taxes	$151	$152
Net cash provided by operating activities	$952	$952

3 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
USD London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) are benchmark interest rates referenced in a variety of agreements. The administrators of LIBOR and CDOR have ceased the publication of certain LIBOR and CDOR rates in January 2022 and May 2021, respectively, and intend to discontinue the remaining LIBOR and CDOR rates on June 30, 2023 and June 30, 2024, respectively.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022. The Company has a non-revolving credit facility that references LIBOR and CDOR. As at March 31, 2022, the Company has equipment loans made under the non-revolving credit facility referencing LIBOR with outstanding borrowings of US$565 million. The equipment loans would be affected by the provisions of this ASU and were not impacted by the administrator of LIBOR ceasing publication of certain LIBOR rates. The Company also has revolving credit facilities that reference CDOR and an accounts receivable securitization program that references LIBOR and CDOR. The Company had no outstanding borrowing under these credit facilities or the accounts receivable securitization program as at March 31, 2022 (See Note 8 - Financing activities). Within all of these agreements, the Company has fallback language that allows for the succession of an alternative reference rate. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after March 31, 2022 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.
16 CN | 2022 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
4 – Revenues

The following table provides disaggregated information for revenues for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions	2022	2021
Freight revenues
Petroleum and chemicals	$756	$661
Metals and minerals	406	368
Forest products	426	429
Coal	195	126
Grain and fertilizers	604	713
Intermodal	1,056	968
Automotive	165	158
Total freight revenues	3,608	3,423
Other revenues	100	112
Total revenues (1)	$3,708	$3,535
Revenues by geographic area
Canada	$2,493	$2,485
United States (U.S.)	1,215	1,050
Total revenues (1)	$3,708	$3,535
(1)As at March 31, 2022, the Company had remaining performance obligations related to freight in-transit, for which revenues of $110 million ($96 million as at March 31, 2021) are expected to be recognized in the next period.

Contract liabilities
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions	2022	2021
Beginning balance	$74	$200
Revenue recognized included in the beginning balance	(49)	(29)
Increase due to consideration received, net of revenue recognized	18	1
Ending balance	$43	$172
Current portion - Ending balance	$43	$99

5 – Assets held for sale

In the first quarter of 2021, CN entered into an agreement with a short line operator, for the sale of non-core lines in Wisconsin, Michigan and Ontario representing 850 miles that were classified as assets held for sale plus an additional 50 miles of track and roadway assets, resulting in a $137 million recovery ($102 million after-tax) of the $486 million loss ($363 million after-tax) recorded in the second quarter of 2020 to adjust the carrying amount of the track and roadway assets to their then estimated net selling price.
As at December 31, 2021, the carrying amount of assets held for sale of $260 million was included in Other current assets in the Consolidated Balance Sheets.
In the fourth quarter of 2021, the Surface Transportation Board (STB) approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively. The resulting difference between the net selling price and what was estimated was insignificant.

CN | 2022 Quarterly Review – First Quarter 17

Notes to Unaudited Consolidated Financial Statements
6 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
	Pensions		Other postretirement benefits
In millions	2022	2021	2022	2021
Current service cost	$41	$54	$1	$1
Other components of net periodic benefit income
Interest cost	117	93	1	1
Expected return on plan assets (1)	(283)	(266)	—	—
Amortization of prior service cost	—	—	—	—
Amortization of net actuarial loss (gain) (1)	41	74	(1)	(1)
Total Other components of net periodic benefit income (1)	(125)	(99)	—	—
Net periodic benefit cost (income) (1)	$(84)	$(45)	$1	$1
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. Expected return on plan assets was adjusted by $4 million from $262 million under the prior method to $266 million. Amortization of net actuarial loss on pensions was adjusted by $1 million from $73 million under the prior method to $74 million. See Note 2 – Change in accounting policy for additional information.

Pension contributions
Pension contributions for the three months ended March 31, 2022 and 2021 of $34 million and $73 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2022, the Company expects to make total cash contributions of approximately $70 million for all of the Company's pension plans.

7 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions, except per share data	2022	2021
Net income (1)	$918	$976
Weighted-average basic shares outstanding	698.4	711.0
Dilutive effect of stock-based compensation	1.8	1.8
Weighted-average diluted shares outstanding	700.2	712.8
Basic earnings per share	$1.31	$1.37
Diluted earnings per share	$1.31	$1.37
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	0.5	0.7
Performance share units	0.3	0.1
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.

18 CN | 2022 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
8 – Financing activities

Shelf prospectus and registration statement
On March 31, 2022, the Company filed a preliminary shelf prospectus with Canadian securities regulators pursuant to which CN may issue up to $6.0 billion of debt securities. The Company expects to file a final shelf prospectus and a registration statement with the United States Securities and Exchange Commission (SEC) that will allow the company to issue debt in the Canadian and U.S. capital markets over the 25 months from the filing date.

Notes and debentures
For the three months ended March 31, 2022, there was no activity.

For the three months ended March 31, 2021, the Company repaid the following:
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021.

Revolving credit facilities
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 31, 2022, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by one year and transitioning from the benchmark on US borrowings from LIBOR to the Secured Overnight Financing Rate (SOFR). The revolving credit facility agreement adopts a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2025 and a $1.25 billion tranche maturing on March 31, 2027. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, such as SOFR and the CDOR, plus applicable margins, based on CN's credit ratings and sustainability targets.
As at March 31, 2022 and December 31, 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2022.
On March 18, 2022, the Company entered into a $1.0 billion two-year unsecured revolving credit facility agreement with a consortium of lenders. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various benchmark interest rates, such as SOFR and CDOR, plus applicable margins, based on CN's credit ratings. As at March 31, 2022, the Company had no outstanding borrowings under this revolving credit facility and there were no draws during the three months ended March 31, 2022.
Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of March 31, 2022.

Equipment loans
The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at variable rates such as LIBOR and CDOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
The Company repaid US$7 million ($9 million) on its equipment loans during the first three months of 2022.
As at March 31, 2022, the Company had outstanding borrowings of US$565 million ($707 million), at a weighted-average interest rate of 1.29% and had no further amount available under this non-revolving term loan facility. As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million), at a weighted-average interest rate of 0.81% and had no further amount available under this non-revolving term loan facility.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. As of March 31, 2022, the maximum aggregate principal amount of commercial paper that can be issued was increased from $2.0 billion to $2.5 billion, or the equivalent amount in US dollars.
As at March 31, 2022 and December 31, 2021, the Company had total commercial paper borrowings of US$917 million ($1,147 million) and US$111 million ($140 million), respectively, at a weighted-average interest rate of 0.42% and 0.18%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

CN | 2022 Quarterly Review – First Quarter 19

Notes to Unaudited Consolidated Financial Statements
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions	2022	2021
Commercial paper with maturities less than 90 days
Issuance	$1,680	$1,237
Repayment	(548)	(1,193)
Change in commercial paper with maturities less than 90 days, net	$1,132	$44
Commercial paper with maturities of 90 days or greater
Issuance	$29	$—
Repayment	(141)	(31)
Change in commercial paper with maturities of 90 days or greater, net	$(112)	$(31)
Change in commercial paper, net	$1,020	$13
Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2024, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper or LIBOR rates then in effect.
As at March 31, 2022, and December 31, 2021 the Company had no borrowings under the accounts receivable securitization program and there were no activities for the three months ended March 31, 2022.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2022, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2025. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at March 31, 2022, the Company had outstanding letters of credit of $446 million ($394 million as at December 31, 2021) under the committed facilities from a total available amount of $517 million ($518 million as at December 31, 2021) and $105 million ($158 million as at December 31, 2021) under the uncommitted facilities.
As at March 31, 2022, included in Restricted cash and cash equivalents was $448 million ($396 million as at December 31, 2021) and $100 million ($100 million as at December 31, 2021) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 42.0 million common shares between February 1, 2022 and January 31, 2023. As at March 31, 2022, the Company had repurchased 7.4 million common shares for $1,175 million under its current NCIB.
The Company repurchased 11.1 million common shares under its previous NCIB effective between February 1, 2021 and January 31, 2022, which allowed for the repurchase of up to 14.0 million common shares.
20 CN | 2022 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
The following table provides the information related to the share repurchases for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions, except per share data	2022	2021
Number of common shares repurchased	8.2	2.1
Weighted-average price per share (1)	$158.56	$140.70
Amount of repurchase (1) (2)	$1,293	$291
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

9 – Other current assets

The following table provides a breakdown of Other current assets as at March 31, 2022 and December 31, 2021:

	March 31	December 31
In millions	2022	2021
Prepaid expenses	$185	$142
Income taxes receivable	13	—
Assets held for sale (Note 5)	—	260
Other	18	20
Total other current assets	$216	$422

10 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 19 – Stock-based compensation to the Company's 2021 Annual Consolidated Financial Statements.
The following table provides the Company’s total stock-based compensation expense for awards under all employee plans, as well as the related tax benefit and excess tax benefit recognized in income, for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
In millions	2022	2021
Share Units Plan (1)	$12	$13
Voluntary Incentive Deferral Plan (VIDP) (2)	1	1
Stock option awards	2	3
Employee Share Investment Plan (ESIP)	6	4
Total stock-based compensation expense	$21	$21
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$6	$5
Excess tax benefit recognized in income	$5	$9
(1)Performance share unit (PSU) awards are granted under the Share Units Plan.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

CN | 2022 Quarterly Review – First Quarter 21

Notes to Unaudited Consolidated Financial Statements
Share Units Plan
The following table provides a summary of the activity related to PSU awards for the three months ended March 31, 2022:

	Equity settled
	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2021	0.8	$69.84	0.4	$144.37
Granted	0.2	$78.90	0.1	$176.63
Settled (3)	(0.3)	$70.79	(0.1)	$128.22
Forfeited	—	$70.29	—	$153.71
Outstanding at March 31, 2022	0.7	$72.32	0.4	$158.81
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2022 of $18 million is calculated using a lattice-based valuation model. As at March 31, 2022, total unrecognized compensation cost related to all outstanding awards was $30 million and is expected to be recognized over a weighted-average period of 2.2 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2022 of $21 million is calculated using a Monte Carlo simulation model. As at March 31, 2022, total unrecognized compensation cost related to all outstanding awards was $28 million and is expected to be recognized over a weighted-average period of 2.3 years.
(3)Equity settled PSUs-ROIC granted in 2019 met the minimum share price condition for settlement and attained a performance vesting factor of 83%. Equity settled PSUs-TSR granted in 2019 attained a performance vesting factor of 72%. In the first quarter of 2022, these awards were settled, net of the remittance of the participants' withholding tax obligation of $23 million, by way of disbursement from the Share Trusts of 0.2 million common shares.

Voluntary Incentive Deferral Plan
The following table provides a summary of the activity related to DSU awards for the three months ended March 31, 2022:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units
	In millions		In millions
Outstanding at December 31, 2021	0.5	$87.24	0.1
Granted	0.1	$159.13	—
Settled	—	$143.42	—
Outstanding at March 31, 2022 (3)	0.6	$95.24	0.1
(1)The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at March 31, 2022, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $95 million.
(2)The fair value of cash settled DSUs as at March 31, 2022 is based on the intrinsic value. As at March 31, 2022, the liability for all cash settled DSUs was $10 million ($9 million as at December 31, 2021). The closing stock price used to determine the liability was $167.70.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

22 CN | 2022 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
Stock option awards
The following table provides the activity of stock option awards for options outstanding and the weighted-average exercise price for the three months ended March 31, 2022:

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2021 (1)	3.6	$105.32
Granted (2)	0.6	$152.73
Exercised	(0.4)	$86.25
Forfeited	—	$129.47
Outstanding at March 31, 2022 (1) (2) (3)	3.8	$113.25
Exercisable at March 31, 2022 (1) (3)	2.1	$96.82
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2022 of $16 million ($26.69 per option) is calculated using the Black-Scholes option-pricing model. As at March 31, 2022, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 3.7 years.
(3)The weighted-average term to expiration of options outstanding was 7 years and the weighted-average term to expiration of exercisable stock options was 5.6 years. As at March 31, 2022, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $206 million and the aggregate intrinsic value of stock options exercisable amounted to $147 million.

Employee Share Investment Plan
The following table provides a summary of the activity related to the ESIP for the three months ended March 31, 2022:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2021	0.2	$142.80
Company contributions	—	$156.31
Forfeited	—	$150.52
Vested (1)	—	$139.32
Unvested contributions at March 31, 2022 (2)	0.2	$147.03
(1)As at March 31, 2022, total fair value of units purchased with Company contributions that vested in 2022 was $6 million.
(2)As at March 31, 2022, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over the next twelve months.

CN | 2022 Quarterly Review – First Quarter 23

Notes to Unaudited Consolidated Financial Statements
11 – Accumulated other comprehensive loss

The following tables present the accumulated other comprehensive loss for the three months ended March 31, 2022 and 2021:

In millions	Foreign currency translation adjustments		Pension and other postretirement benefit plans	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2021 (2)	$(431)	(3)	$(2,419)	$(2,850)	$609	$(2,241)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	(151)			(151)	—	(151)
Translation of US dollar debt (4)	96			96	(14)	82
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)			40	40	(10)	30
Amortization of prior service cost (5)			—	—	—	—
Other comprehensive income (loss)	(55)		40	(15)	(24)	(39)
Balance at March 31, 2022	$(486)		$(2,379)	$(2,865)	$585	$(2,280)

In millions	Foreign currency translation adjustments		Pension and other postretirement benefit plans	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2020 (2)	$(379)	(3)	$(4,485)	$(4,864)	$1,153	$(3,711)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	(166)			(166)	—	(166)
Translation of US dollar debt (4)	109			109	(14)	95
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (2) (5)			73	73	(19)	54
Amortization of prior service cost (5)			—	—	—	—
Other comprehensive income (loss) (2)	(57)		73	16	(33)	(17)
Balance at March 31, 2021 (2)	$(436)	(3)	$(4,412)	$(4,848)	$1,120	$(3,728)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. Amortization of net actuarial loss on pension and other postretirement benefit plans was adjusted by $1 million from $72 million under the prior method to $73 million. See Note 2 – Change in accounting policy for additional information.
(3)Foreign exchange (loss)/gain on translation of net investment in foreign operations
(4)Foreign exchange (loss)/gain on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(5)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.

24 CN | 2022 Quarterly Review – First Quarter

Notes to Unaudited Consolidated Financial Statements
12 – Major commitments and contingencies

Purchase commitments
As at March 31, 2022, the Company had fixed and variable commitments to purchase locomotives, information technology services and licenses, wheels, rail, engineering services, railroad cars, rail ties as well as other equipment and services with a total estimated cost of $1,654 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at March 31, 2022, the Company had aggregate reserves for personal injury and other claims of $311 million, of which $77 million was recorded as a current liability ($307 million as at December 31, 2021, of which $75 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at March 31, 2022, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
A description of the Company's environmental matters is provided in Note 21 – Major commitments and contingencies to the Company's 2021 Annual Consolidated Financial Statements.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at March 31, 2022, the Company had aggregate accruals for environmental costs of $54 million, of which $37 million was recorded as a current liability ($56 million as at December 31, 2021, of which $38 million was recorded as a current liability).
The Company anticipates that the majority of the liability at March 31, 2022 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2021 Annual Consolidated Financial Statements.
As at March 31, 2022, the Company had outstanding letters of credit of $446 million ($394 million as at December 31, 2021) under the committed bilateral letter of credit facilities and $105 million ($158 million as at December 31, 2021) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $151 million ($150 million as at December 31, 2021), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at March 31, 2022, the maximum potential liability under these guarantee instruments was $702 million ($702 million as at December 31, 2021), of which $659 million ($659 million as at December 31, 2021) related to other employee benefit liabilities and workers' compensation and $43 million ($43 million as at December 31, 2021) related to other liabilities. The guarantee instruments expire at various dates between 2022 and 2025.
As at March 31, 2022, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

CN | 2022 Quarterly Review – First Quarter 25

Notes to Unaudited Consolidated Financial Statements
13 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
As at March 31, 2022, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,567 million (US$910 million as at December 31, 2021) at a weighted-average exchange rate of $1.27 per US$1.00 ($1.27 per US$1.00 as at December 31, 2021) for a weighted-average term of 140 days (251 days as at December 31, 2021). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur. For the three months ended March 31, 2022 and 2021, the Company recorded a loss of $24 million and a loss of $13 million, respectively, related to foreign exchange forward contracts. These losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other loss.
As at March 31, 2022, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $26 million, respectively ($nil and $2 million, respectively, as at December 31, 2021).

Interest rate risk
As at March 31, 2022, the aggregate notional amount of treasury lock agreements entered into was US$100 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2022. The treasury locks are designated as cash flow hedging instruments.The treasury locks will be settled in 2022 upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive income will be amortized into earnings as a reduction or increase of interest expense over the term of the corresponding debt.
As at March 31, 2022, the fair value of outstanding treasury lock agreements included in Other current assets and Accounts payable and other was $1 million and $1 million, respectively.

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at March 31, 2022, the Company's debt, excluding finance leases, had a carrying amount of $13,380 million ($12,475 million as at December 31, 2021) and a fair value of $13,964 million ($14,424 million as at December 31, 2021).

26 CN | 2022 Quarterly Review – First Quarter